Exhibit (a)(5)(ii)

Vonage Holdings Corp. Extends Expiration Date of Tender Offer

HOLMDEL, N.J., August 27, 2008 — Vonage Holdings Corp. (NYSE: VG) announced today that it is extending the expiration date of its previously announced offer to purchase for cash any and all of its outstanding 5.0% Senior Unsecured Convertible Notes due 2010 (the “Notes”).  As amended, the offer will now expire at 5:00 p.m., New York City time, on September 15, 2008, unless further extended or earlier terminated.  Tenders of Notes must be made on or prior to the expiration of the offer, and Notes may be withdrawn at any time on or prior to the expiration of the offer.  As of 5:00 p.m., New York City time on August 27, 2008, $252.74 million aggregate principal amount of Notes have been validly tendered and not properly withdrawn.

Full details of the terms and conditions of the offer are included in Vonage’s Offer to Purchase dated July 30, 2008, as amended.  Except as described in this press release, the terms of the offer remain the same as set forth in the Offer to Purchase, as amended.

Miller Buckfire & Co., LLC is acting as Dealer Manager and D.F. King & Co., Inc. is acting as the Information Agent in connection with the offer.

American Stock Transfer & Trust Company, LLC is the Depositary for the offer.

For any questions concerning the offer or for copies of the documents related to the offer contact D.F. King & Co., Inc. by calling 212-269-5550 (for banks and brokers) or 1-888-628-9011 (all others toll free).

Neither the Board of Directors of Vonage nor any other person makes any recommendation as to whether holders of Notes should tender their Notes, and no one has been authorized to make such a recommendation. Holders of Notes must make their own decisions as to whether to tender their Notes, and, if they decide to do so, the principal amount of Notes to tender.

About Vonage

Vonage (NYSE: VG) is a leading provider of broadband telephone services with 2.6 million subscriber lines. Our award-winning technology enables anyone to make and receive phone calls with a touch tone telephone almost anywhere a broadband Internet connection is available. We offer feature-rich and cost-

effective communication services that offer users an experience similar to traditional telephone services.

Our Residential Premium Unlimited and Small Business Unlimited calling plans offer consumers unlimited local and long distance calling, and popular features like call waiting, call forwarding and voicemail - for one low, flat monthly rate.

Vonage's service is sold on the web and through national retailers including Best Buy, Circuit City, Wal-Mart Stores Inc. and Target and is available to customers in the U.S., Canada and the United Kingdom.

Vonage Holdings Corp. is headquartered in Holmdel, New Jersey. Vonage(R)  is a registered trademark of Vonage Marketing Inc., a subsidiary of Vonage Holdings Corp.

Vonage Investor Contacts:	Vonage Media Contact:

Leslie Arena 732.203.7372 leslie.arena@vonage.com	Meghan Shaw 732.528.2677 meghan.shaw@vonage.com

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